UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on expression of interest in the Búzios field

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Rio de Janeiro, September 29, 2021 - Petróleo Brasileiro S.A. – Petrobras, following up the release disclosed on 08/24/2021, informs that the partner CNOOC Petroleum Brasil Ltda. (CNOOC) expressed interest in exercising the option to purchase an additional share of 5% in the Production Sharing Contract of the Transfer of Rights Surplus, for the Búzios field, in the Santos Basin pre-salt area.

This purchase option was already provided for in the contract signed with the partners in the bidding of the surplus volume to the Transfer of Rights Agreement of the Búzios field, held on 11/06/2019. The company is still waiting for the position of CNODC Brasil Petróleo e Gás Ltda. (CNODC).

The estimated amount to be received by Petrobras in cash at the closing of the transaction for CNOOC's portion, based on the R$ 5.42/US$ exchange rate, will be US$ 2.08 billion, of which: (1) US$ 1.45 billion for the compensation, subject to the adjustments provided for in the contract, which considers the same effective date of the Búzios Coparticipation Agreement of 09/01/2021 and; (ii) US$ 0.63 billion for the reimbursement of the signature bonus, referring to CNOOC's additional participation. The amounts will be updated until the closing date of the transaction.

The effectiveness of this transaction is subject to the approvals by the Administrative Council for Economic Defense (CADE), the National Agency of Petroleum, Natural Gas and Biofuels (ANP) and the Ministry of Mines and Energy (MME).

Petrobras' production curve will only be impacted after the closing of the transaction, with no expected impact on the 2021 production target.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer